Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

Asset Purchase Agreement (this “Agreement”), dated this 31st day of August 2022 (the “Execution Date”), by and among Flagship Biosciences, Inc., a Delaware corporation (the “Purchaser”), Interpace Pharma Solutions, Inc., a Delaware corporation (the “Company”), and Interpace Biosciences, Inc., a Delaware corporation (the “Shareholder”).

W I T N E S E T H

WHEREAS, the Company is engaged in the business of providing complex molecular analysis for the early diagnosis and treatment of cancer and supporting the development of targeted therapeutics (the “Business”);

WHEREAS, the Company desires to sell certain of its assets used in the Business to the Purchaser and the Purchaser desires to purchase such assets (the “Transaction”);

WHEREAS, the Shareholder owns 100% of the Company, is required to enter into certain other agreements described herein, and is receiving consideration in the Transaction; and

WHEREAS, Purchaser, the Company and the Shareholder desire to make certain representations and warranties and other agreements in connection with the Transaction as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

Article 1

Definitions

1.1 Certain Matters of Construction. A reference to an Article, Section, Exhibit or Schedule shall mean an Article of, a Section in, or Exhibit or Schedule to, this Agreement unless otherwise expressly stated. The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement which shall be considered as a whole. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” References to any contract (including this Agreement) or Governing Document are to the contract or Governing Document as amended, modified, supplemented, or replaced from time to time, unless otherwise stated. References to any Person include such Person’s predecessors or successors, whether by merger, consolidation, amalgamation, reorganization or otherwise, and permitted assigns. Any information set forth in one section of the Schedules will be deemed to apply to other sections of the Schedules to which its relevance is apparent from the face of such disclosure (notwithstanding the omission of a reference or cross-reference thereto). The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules hereto is not intended to imply that such amounts, or higher or lower amounts, or the items so included, are or are not required to be disclosed, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy with any party hereto as to whether any obligation, item or matter not described herein or included in a Schedule hereto is or is not required to be disclosed (including whether such amounts or items are required to be disclosed as material). The information contained in the Schedules hereto is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of law or breach of any agreement. If the date specified for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next date which is a Business Day.

1.2 Certain Definitions. As used herein, the following terms shall have the following meanings:

Accounting Principles: shall mean means the same accounting methodologies, principles and procedures used to produce the Financial Statements.

Accounts Receivable: shall mean amounts owed to the Company by its customers and evidenced by invoices issued prior to the Closing Date or within twenty (20) days of the Closing Date, which reflect only services rendered and contractual billing milestones met through the Closing Date.

Affiliate: shall mean, with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person.

Backlog: shall mean the value of work to be performed after the Closing Date on behalf of Company clients pursuant to Client Contracts.

Bill of Sale: shall mean that certain Bill of Sale and Assignment and Assumption Agreement, dated as of the Closing Date, in substantially the form of Exhibit C attached hereto.

Business Day: shall mean any day other than (a) Saturday or Sunday or (b) any other day on which banks in New York City, New York are permitted or required to be closed.

Closing Cash Consideration: shall mean an amount equal to (a) the Initial Purchase Price, less (b) the Escrow; less (c) the Working Capital Shortfall, if any; plus (d) the Working Capital Surplus, if any; less (d) the Transaction Expenses.

Closing Net Working Capital: shall mean Current Operating Assets less Current Operating Liabilities.

Closing Net Working Shortfall: shall mean the amount, if any, by which the Target Net Working Capital exceeds the Closing Net Working Capital.

Closing Net Working Surplus: shall mean the amount, if any, by which the Closing Net Working Capital exceeds the Target Net Working Capital.

COBRA: shall mean the provisions of Section 4980B of the Code and Part 6 of Title I of ERISA.

Code: shall mean the U.S. Internal Revenue Code of 1986, as in effect on the date hereof.

Commercial Software: shall mean those Company Assets that consist of packaged commercial software programs generally available to the public through retail dealers or authorized resellers in computer software or directly from the manufacturer which have been licensed to the Company and which are used in the Company’s business but are in no way a component of or incorporated in any of the Company’s products.

Company Material Adverse Effect: shall mean any materially adverse change in or effect on the financial condition, results of operations, or tangible assets of the Company; provided, that that any adverse change or effect attributable to any of the following shall not constitute, and shall not be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) the execution, delivery, announcement or pendency of this Agreement or the transactions contemplated by this Agreement; (b) the identity of, or the effects of any facts or circumstances relating to, Purchaser; (c) business or political conditions or conditions generally affecting the industry or segments therein in which the Company participates, the U.S. economy as a whole or the capital, credit or financial markets in general, commodity costs or the markets in which the Company operates; (d) any action taken or statement made by Purchaser or its Affiliates or their respective representatives; (e) compliance with the terms of, or the taking of any action required by, this Agreement or approved by Purchaser; (f) a delay in the Closing resulting from Buyer’s breach, violation or non-performance of any provision of this Agreement; (g) any change in accounting requirements or principles or any change in applicable Laws or the interpretation or enforcement thereof by a Governmental Entity; (h) actions required to be taken under applicable laws; (i) any action taken by a Governmental Entity resulting from the obtaining of any regulatory approval, license, or consent; (j) any acts of war (whether or not declared), armed hostilities, sabotage or terrorism occurring after the date of this Agreement or the continuation, escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement; (k) any earthquakes, hurricanes, floods, fires or other natural disasters, epidemics, pandemics, disease outbreaks (including the coronavirus (COVID-19) disease or the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) pandemic) or public health emergencies, acts of God or force majeure events, or any escalation or worsening of any of the foregoing, whether or not occurring or commenced before or after the date of this Agreement and any mandate or guidance of any Governmental Entity or any actions taken by the Company related to any of the foregoing; or (l) any failure by the Company to meet any projections, estimates, or budgets for any period prior to, on, or after the date of this Agreement (provided, that all facts underlying such failure may be taken into account in in determining whether there has been or will be, a Company Material Adverse Effect).

Computer Hardware: shall mean the computer, information technology, and data processing equipment owned by the Company.

Current Operating Assets: shall mean, as of the Effective Time, accounts receivable, net of intercompany receivables, inventory, prepaids, and other current assets.

Current Operating Liabilities: shall mean, as of the Effective Time, accounts payable, net of any intercompany payables, accrued expenses, and other current liabilities.

Environmental Claim: shall mean any actual notice alleging potential liability arising out of, based on or resulting from (a) the presence, or release of any hazardous materials, substances or wastes at any location, operated by or under the control of the Company, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

Environmental Law: shall mean any and all Federal, state or local statutes, regulations and ordinances relating to the presence or release of any hazardous materials, substances, or wastes.

ERISA: shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate: shall mean with respect to a party, any member (other than that party) of a controlled group of corporations, group of trades or businesses under common control or affiliated service group that includes that party (as defined for purposes of Section 414(b), (c) and (m) of the Code).

Escrow: shall mean $500,000.

Escrow Agent: shall mean SRS Acquiom.

Escrow Agreement: shall mean the Escrow Agreement to be entered into by Purchaser, Company and the Escrow Agent as of the Closing, substantially in the form of Exhibit A.

Fraud: shall mean, with respect to a party hereto, an actual and intentional misrepresentation of a material existing fact with respect to the making of any representation or warranty in Article 3 or Article 4, made by such party, (a) with respect to Company, to the Knowledge of the Company, or (b) with respect to Purchaser, to the Knowledge of the Purchaser, of its falsity.

Fundamental Representations: shall mean the Company representations and warranties set forth in Section 3.1 (Corporate Status of the Company), Section 3.2 (Authority for Agreement), Section 3.5 (No Broker’s or Finder’s Fees), Section 3.8 (Pledge of Company Assets), Section 3.9 (Tax Matters), Section 4.1 (Status of Purchaser), Section 4.2 (Authority for Agreement), and Section 4.4 (No Broker’s or Finder’s Fees).

Governing Documents: shall mean, with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equity-holders of any Person; and (g) any amendment or supplement to any of the foregoing.

Governmental Entity: shall mean any governmental or public body or authority of the Federal government of the United States, or of any state, municipality, or other political subdivision located therein.

Health Care Laws: shall mean, as applicable to the Business, all laws and regulations relating to companion diagnostics, imaging services, patient care, human subjects research, contract research organization services, Drug Metabolism and Pharmacokinetic (“DMPK”) and bioanalytical services for both small and large molecules, biosimilar characterization services, and human health and safety, including as amended from time to time, any such law or regulation pertaining to the ownership, research (including preclinical and nonclinical and clinical research or laboratory studies), development, testing, approval, manufacturing, production, holding, preparation, propagation, compounding, conversion, use, marketing, labeling, promotion, pricing, third-party reimbursement, sale, distribution, storage, import, export or disposal of drugs, biological products and medical devices in connection with the performance of contract research organization (“CRO”) obligations, including: (i) the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, and 1320a-7h, the federal criminal False Claims Act (18 U.S.C. § 287), False Statements Related to Health Care Matters (18 U.S.C. § 1035), the Eliminating Kickbacks in Recovery Act, 18 U.S.C. Section 220 and the regulations promulgated pursuant to such statutes and any comparable self-referral or fraud and abuse laws promulgated by any state; (ii) the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), and the regulations promulgated thereunder (“HIPAA”) and any Law or Regulation the purpose of which is to protect the privacy of individually-identifiable patient information; (iii) Medicare (Title XVIII of the Social Security Act); (iv) Medicaid (Title XIX of the Social Security Act); (v) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; (vi) the Federal Food, Drug, and Cosmetic Act, as amended, 21 U.S.C. § 301 et seq. (“FDCA”), the Public Health Service Act (“PHSA”), the U.S. Food and Drug Administration (“FDA”) regulations promulgated thereunder, and any similar Laws and Regulations of foreign jurisdictions in which the Company currently conducts the Business or provides services; (vii) all applicable laws and regulations related to the conduct of human subjects research, clinical trials, and preclinical or laboratory studies, including The United States Federal Common Rule (45 C.F.R. Part 46), the FDA’s regulations, including 21 C.F.R. Parts 50, 54, 56, 312 and 812, and Good Laboratory Practices (21 C.F.R. Part 58); and (viii) the Controlled Substances Act (“CSA”) and the regulations promulgated thereunder.

Initial Purchase Price: shall mean Seven Million Dollars ($7,000,000.00).

Knowledge of the Company: shall mean the current actual knowledge of Tom Burnell and.

Knowledge of the Purchaser: shall mean the current actual knowledge of Trevor Johnson and Blaine Cheshire.

Losses: shall mean the amount of any actual damages, liabilities, obligations, deficiencies, losses, expenditures, costs or expenses (including reasonable attorneys’ fees and disbursements). For purposes of determining the amount of any Loss, the amount of any Loss shall be reduced by any insurance proceeds received in respect thereof (net of costs of recovery).

Materials of Environmental Concern: shall mean any and all other substances or constituents to the extent that they are regulated by, or form the basis of liability under, any Environmental Law.

Obligations: shall mean liabilities or obligations, fixed, accrued, contingent or otherwise.

Office Lease: shall mean that certain Lease Agreement dated June 12, 2004, by and between the Company, as assignee of Cancer Genetics, Inc., a Delaware corporation, as successor-in-interest to Gentris, LLC (which became party to NC Lease via assignment by Gentris Corporation) and Southport Business Park Limited Partnership, as amended by that certain letter agreement dated October 21, 2004, as amended by that certain Second Amendment to Lease dated June 17, 2005, as amended by that certain Letter Agreement dated September 19, 2005, as amended by that certain Third Amendment to Lease dated May 25, 2006, as amended by that certain Fourth Amendment to Lease, dated December 20, 2007, as amended by that certain Fifth Amendment to Lease dated June 15, 2009, as amended by that certain Sixth Amendment to Lease dated June 3, 2010, as amended by that certain Seventh Amendment to Lease dated October 26, 2010, as amended by that certain Eighth Amendment to Lease dated July 29, 2011, as amended by that certain Ninth Amendment to Lease dated November 7, 2012, as amended and assigned by that certain Tenth Amendment to Lease, Assignment, Assumption, and Consent to Assignment dated July 15, 2014, as assigned by that certain Assignment of Lease dated July 15, 2019, as amended by that certain Eleventh Amendment to Lease dated June 1, 2020, as the same has been amended from time to time.

Order: shall mean any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Entity or arbitrator.

Ordinary Course of Business: shall mean an action that is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person; does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature.

Permitted Encumbrances: shall mean (a) statutory liens for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the Ordinary Course of Business; (c) liens on personal property leased under operating leases; (d) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the real property leased pursuant to the Office Lease which are not materially violated by the current use and operation of such real property; (e) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the real property leased pursuant the Office Lease which do not materially impair the occupancy or use of such property for the purposes for which it is currently used in connection with the business of the Company; and (f) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation.

Person: shall mean any individual, corporation, association, limited liability company, partnership, limited liability partnership, estate, trust, Governmental Entity, or any other entity or organization.

Prorated Taxes: shall mean all personal property, real property, intangible property and other ad valorem Taxes imposed on or with respect to the Business and/or the Purchased Assets for any Straddle Period.

Purchaser Material Adverse Effect: shall mean any materially adverse change in or effect on the Purchaser’s ability to consummate the transactions contemplated by this Agreement.

Shared Services Agreement: shall mean that certain shared services agreement, to be entered into on the Closing Date, by and among Purchaser, Company and Shareholder in substantially the form attached hereto as Exhibit B

Straddle Period: shall mean any taxable period beginning on or before, and ending after, the Closing Date.

Subsidiary (or Subsidiaries): shall mean, with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Owner or one or more of its Subsidiaries.

Target Net Working Capital: means $1,474,937.

Taxes: shall mean all taxes, levies and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, escheat and unclaimed property obligations and any other taxes, assessments or similar charges in the nature of a tax, including unemployment insurance payments and workers compensation premiums, together with any installments with respect thereto, and any interest, fines and penalties, imposed by any Governmental Entity (including federal, state, municipal and foreign Governmental Entities) in respect of the foregoing.

Tax Return: shall mean any report, return, declaration, claim for refund, or statement with respect to Taxes, including information returns, and in all cases including any schedule or attachment thereto or amendment thereof.

Trade Accounts Payable: shall mean amounts owed by the Company to third-party vendors incurred in the Ordinary Course of Business.

Transaction Expenses: shall mean Purchaser’s (and not its Affiliates or its or their equity or debt financing sources) documented, out of pocket transaction costs and expenses, not to exceed $125,000.

Work in Process: shall mean the value of services performed and earned by the Company for its customers through the Closing Date but in the Ordinary Course of Business but not yet invoiced to its customers nor reflected in Accounts Receivable.

Article 2

The Purchase And Sale of Assets

2.1 Purchase of the Assets from the Company; Closing. Subject to and upon the terms and conditions of this Agreement, and on the basis of the representations, warranties, covenants, and agreements herein contained, at the closing of the Transaction contemplated by this Agreement (the “Closing”), (a) Company shall sell, transfer, convey or assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Company the Company Assets, free and clear of any and all liens, claims, encumbrances or rights of any third party, other than the Permitted Encumbrances and (b) Purchaser shall assume from Company the Assumed Obligations. The Closing shall take place by electronic exchange of executed documents on the date hereof (“Closing Date”). All transactions contemplated hereby shall be deemed to occur simultaneously at 11:59 P.M. eastern time on the Closing Date (the “Effective Time”).

2.2 Company Assets. As used herein “Company Assets” refers to the following assets used by Company in the Business, but does not include the Excluded Assets:

2.2.1 All past, present and prospective customers, customer relationships, customer lists, lists of prospective customers, list of opportunities, responses to requests for proposals, and files and records and any other intangible assets with respect to customers or projects related in any way to the Business.

2.2.2 All contracts, master services agreements, purchase orders, statements of work, work orders, services agreements, change orders and rights under all contracts, purchase orders, work orders, and change orders related to the Business and/or the Backlog (collectively the “Client Contracts”).

2.2.3 All Work in Process and Accounts Receivable.

2.2.4 All employment contracts and employment relationships with employees of the Company, including, to the extent assignable by law, the benefits of any existing non-solicitation, non-compete non-disclosure and/or confidentiality agreements or similar contractual arrangements.

2.2.5 All fixed assets of Company used in connection with the Business including Computer Hardware and Commercial Software, and other Company owned software, furniture, fixtures, machinery, plant or other equipment, leasehold improvements and supplies.

2.2.6 All vehicles owned by the Company, except those vehicles expressly set forth on Schedule 2.3.2.

2.2.7 All Current Operating Assets.

2.2.8 All security deposits, retainers or prepayments made by Company.

2.2.9 All intangible assets and intellectual property of the Company or otherwise related to any of the items in this Section 2.2, including documents, computer and digital files, records, information, and intellectual property rights (including rights to works made for hire by Company employees and independent contractors), all trademarks, copyrights, goodwill (including any trade names related to the Business and associated goodwill), and all website content included in the website located at https://www.interpace.com/pharma-solutions and dedicated to the Business, all technology used, licensed to or created by Company or otherwise related to the Business, all rights to telephone numbers of the Business, and to all Company project history and all other intangible assets derived from or otherwise related to the Business or in any way related to any of the other items in this Section 2.2.

2.2.10 The benefit to the Company of all contracts related to Trade Accounts Payable.

2.2.11 All documents, computer and digital files, records, information, and intellectual property rights related to the items specified in this Section 2.2.

2.3 Excluded Assets. The following assets are expressly excluded from the Company Assets being transferred to the Purchaser pursuant to this Agreement (the “Excluded Assets”):

2.3.1 Company cash on hand, cash equivalents, and marketable securities.

2.3.2 Certain assets and vehicles of Shareholder set forth on Schedule 2.3.2.

2.3.3 Any intercompany receivable.

2.3.4 Any attorney-client privilege, including the right to assert attorney-client privilege or attorney work product privilege.

2.3.5 All rights and interest in any refund of Taxes to the extent such refund of Taxes is attributable to the Tax period, or portion thereof, ending on or prior to the Closing Date.

2.3.6 All Tax Returns and related documents and supporting work papers and any other records and returns of Company relating to Taxes, assessments and similar governmental levies (other than real and personal property Taxes, assessments and levies imposed on the Company Assets).

2.4 Purchase Price for Company Assets. The aggregate purchase price (the “Purchase Price”) to be paid by Purchaser for the Company Assets at the Closing shall be paid by the following:

2.4.1 Estimated Closing Cash Consideration. Prior to the date hereof, the Company has delivered to Purchaser the Company’s good faith estimate of the Current Operating Assets and Current Operating Liabilities and based on such estimates, the Company’s good faith estimate of the Closing Net Working Capital (the “Estimated Closing Net Working Capital”) and the Estimated Closing Cash Consideration (the “Estimated Closing Statement”). The Estimated Closing Statement (and the calculation of Estimated Closing Net Working Capital) shall be prepared and calculated in accordance with the Accounting Principles.

2.4.2 Cash Payment. At Closing, Purchaser will (a) pay to Company in immediately available funds an amount equal to (i) the Initial Purchase Price less (ii) the Escrow plus (iii) the Closing Net Working Capital Surplus (calculated using the Estimated Closing Net Working Capital), if any less (iv) the Estimated Closing Net Working Capital Shortfall (calculated using the Estimated Closing Net Working Capital), if any, less (v) the Transaction Expenses (the “Estimated Closing Cash Consideration”) and (b) deposit the Escrow with the Escrow Agent pursuant to the Escrow Agreement.

2.4.3 Post-Closing Adjustment.

(a) Within ninety (90) days following the Closing Date, Purchaser shall deliver to the Company (i) Purchaser’s good faith calculation of the Current Operating Assets and Current Operating Liabilities and based on such calculation, the Closing Net Working Capital and the Closing Cash Consideration (the “Closing Statement”) and (ii) all records and work papers necessary to compute and verify the Closing Statement. If Purchaser does not deliver the Closing Statement to the Company within ninety (90) days after the Closing Date, then, the Company may elect (acting in its sole discretion) by giving written notice to Purchaser within ten (10) Business Days thereafter, to either (A) prepare and present the Closing Statement to Purchaser within an additional thirty (30) days thereafter or (B) designate the Estimated Closing Statement as the final Closing Statement (and the Estimated Closing Net Working Capital as the final Closing Net Working Capital and the Estimated Closing Cash Consideration as the final Closing Cash Consideration). If the Company elects to prepare the Closing Statement in accordance with the immediately preceding sentence, then all subsequent references in this Section 2.4.3(a) to Purchaser, on the one hand, and the Company, on the other hand, will be deemed to be references to the Company, on the one hand, and Purchaser, on the other hand, respectively. After delivery of the Closing Statement, the Company and its accountants shall be permitted to make inquiries of, and shall have access to, Purchaser and its accountants, accounting records, work papers and employees regarding questions concerning or disagreements with the Closing Statement arising in the course of its review thereof. If the Company has any objections to the Closing Statement, then the Company shall deliver to Purchaser a statement (an “Objection Statement”) setting forth its disputes or objections (the “Objection Disputes”) to the Closing Statement. If an Objection Statement is not delivered to Purchaser within thirty (30) days after receipt of the Closing Statement by the Company, then the Closing Statement as originally received by the Company shall be final, binding, and non-appealable by the Parties. If an Objection Statement is timely delivered, then Purchaser and the Company shall negotiate in good faith to resolve any Objection Disputes, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objection Statement, the either the Company or Purchaser may submit (on behalf of itself and the other parties hereto) each unresolved Objection Dispute to Grant Thornton LLP or if Grant Thornton LLP is unavailable, RSM US LLP (the “Independent Auditor”) to resolve such Objection Disputes. Any retainer required by the Independent Auditor shall be paid fifty percent (50%) by Purchaser and fifty percent (50%) by the Company, subject to offset and reimbursement, if applicable, pursuant to the final allocation of the fees, costs, and expenses of the Independent Auditor in accordance with this Section 2.4.3(a). The Independent Auditor shall be instructed to base its decision solely on the Closing Statement and the Objection Statement and shall work to provide for prompt resolution of any unresolved Objection Disputes and, in any event, to make its determination in respect of such Objection Disputes within thirty (30) days following its retention. The Independent Auditor’s determination of such Objection Disputes shall be treated as expert determinations or appraisals under the laws of the State of Delaware and such expert determinations shall be final and binding upon the Parties and not subject to review by a court or other tribunal; provided, however, that no such determination with respect to any item reflected in the Objection Statement shall be any more favorable to Purchaser than is set forth in the Closing Statement or any more favorable to the Company than is proposed in the Objection Statement. If any unresolved Objection Disputes are submitted to the Independent Auditor, then, the fees, costs, and expenses of the Independent Auditor shall be paid by Purchaser and the Company in inverse proportion to the aggregate dollar amount of the unresolved Objection Disputes decided in favor of such party hereto (e.g., if there are $200,000 of disputed items to be determined by the Independent Auditor and the Independent Auditor determines that Purchaser’s claims prevail with respect to $125,000 and the Company’s claims prevail with respect to $75,000, then Purchaser would pay 37.5% of the fees, costs, and expenses of the Independent Auditor and the Company would pay 62.5% of the fees, costs, and expenses of the Independent Auditor). The final Closing Statement, however determined pursuant to this Section 2.4.3(a), will produce the Closing Net Working Capital Surplus or Closing Net Working Capital Shortfall, if any, and based on such amounts, the final Closing Cash Consideration. The process set forth in this Section 2.4.3(a) shall be the exclusive remedy of the parties hereto for any disputes related to items required to be reflected on the Closing Statement or included in the calculation of the Net Working Capital, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties.

(b) If after the final determination pursuant to Section 2.4.3(a), the final Closing Cash Consideration is greater than the Estimated Closing Cash Consideration (such excess, the “Deficit”), then Purchaser shall promptly (but in any event within five (5) Business Days of the final determination thereof) pay to the Company an amount equal to the Deficit in immediately available funds.

(c) If after the final determination pursuant to Section 2.4.3(a), the Estimated Closing Cash Consideration is greater than the final Closing Cash Consideration (such excess, the “Overpayment”), then the Company shall promptly (but in any event within five (5) Business Days of the final determination thereof) pay to Purchaser an amount equal to the Overpayment in immediately available funds.

(d) The Closing Statement (and the calculation of Closing Net Working Capital) shall be prepared and calculated in accordance with the Accounting Principles, except that the Closing Statement (and the calculation of Closing Net Working Capital) shall: (i) not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement; (ii) be based on facts and circumstances as they exist prior to the Closing and shall exclude the effect of any act, decision or event occurring on or after the Closing; and (iii) not reflect, directly or indirectly, any additional types of reserves or accruals that are not reflected on the most recent balance sheet included with the Financial Statements.

2.4.4 Earn-Out. In addition to the Initial Purchase Price, if the gross revenue (the “Earnout Revenue”) of the Business for the period beginning September 1, 2021 and ending August 31, 2022 (the “Earnout Period”) is greater than Seven Million Dollars ($7,000,000) (the “Minimum Revenue Target”), then on or before September 23, 2022, Purchaser shall pay to the Company an amount equal to (a) the Earnout Revenue less (b) the Minimum Revenue Target, but in no event greater than $2,000,000. If Earnout Revenue is less than or equal to the Minimum Revenue Target, no amounts will be due to the Company pursuant to this Section 2.4.4. During the Earnout Period, Purchaser shall operate the Business in the Ordinary Course of Business and shall not take any action (or cause the Business to take any action) that would, or would reasonably be expected to, reduce the Earnout Revenue.

2.4.5 Withholding. Purchaser shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Purchaser is required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax law; provided, however, that Purchaser shall make commercially reasonable efforts to provide advance notice of any such withholding requirement and provided further that Purchaser shall cooperate reasonably with the payee to minimize any such requirement To the extent that amounts are so withheld in accordance with applicable law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

2.5 Assumption of Company Obligations. Effective with Closing and as additional consideration for the Transaction the Purchaser shall assume the following obligations of the company (the “Assumed Obligations”) and thereafter Purchaser shall indemnify and hold harmless the Company and Shareholder from any liability with respect to the Assumed Obligations:

(a) Obligations of Company under the Office Lease from and after the Closing Date.

(b) Trade Accounts Payable of Company as of the Closing Date incurred in the Ordinary Course of Business and included in Closing Net Working Capital as a Current Operating Liability.

(c) Accrued payroll obligations for Transferred Employees as of the Closing Date and included in Closing Net working Capital as a Current Operating Liability, excluding payroll liabilities related to payroll tax deferrals. Purchaser’s obligation under this Section 2.5(c) may include overtime for non-exempt employees.

(d) Obligations of Company for accrued vacation, holiday and sick leave for Transferred Employees (other than Shareholder), in each case as of the Closing Date, and included in Closing Net working Capital as a Current Operating Liability. A schedule of such assumed vacation, holiday and sick leave is set forth on Schedule 2.5(d). The obligation for accrued vacation, holiday and sick leave for Company exempt employees hired by Purchaser shall be paid to such exempt employees by Purchaser bi-weekly during the nine (9) month period following the Closing Date, beginning with the pay period that is close in time to two (2) months after the Closing Date. Exempt employees hired by Purchaser will be subject to Purchaser’s individual leave policy.

(e) Obligations of Company related to retainers, deposits or prepayments by customers of the Business, if any, that are included in the Company Assets and subject to Section 2.6.

(f) All liabilities and obligations for (i) Taxes of Purchaser for any Tax period, (ii) any Prorated Taxes for the portion of any Straddle Period beginning after the Closing Date (determined in accordance with Section 6.10.1), and (iii) Transfer Taxes for which Purchaser is liable pursuant to Section 6.9.

(g) All Obligations of Business following the Closing related to or arising out of any Company Asset (other than resulting from breach of contract or tort prior to the Closing).

(h) The Obligations identified on Schedule 2.5(h).

(i) All other Obligations to the extent included in Closing Net Working Capital as a Current Operating Liability.

2.6 No Other Assumption of Obligations. Except as specifically provided in Section 2.5, Purchaser is expressly not assuming any Obligations of the Company or Shareholder including without limitation the following (the “Excluded Liabilities”):

(a) Obligations of Company or Shareholder for Taxes, obligations with respect to a Company Plan, or otherwise for or with respect to any ERISA or benefit plans. Notwithstanding the foregoing, Purchaser shall make its 401(k) plan available to Company’s employees in accordance with applicable laws and regulations for “roll over” of Company employee current 401(k) funds.

(b) Obligations of Company or Shareholder for any professional fees, investment banking or brokerage fees in connection with the Transactions contemplated by this Agreement.

(c) Except as expressly set forth in Section 2.5(c) and Section 2.5(d), obligations of Company or Shareholder relating in any manner and for any reason to Company employees or former employees.

(d) Obligations of Company or Shareholder for any claims, investigations, lawsuits or violations of law, regulation or ordinance. Other than expenses of the Office Lease arising from and after the Closing Date, any Obligations of Company or Shareholder under leases of real or personal property.

(e) Obligations of Company or Shareholder pursuant to any Environmental Law, or in any manner connected with any infringement of intellectual property rights.

(f) Obligations to customers or third parties for any errors, omissions, negligence, actions or failures to act by Company or Shareholder prior to the Closing Date.

(g) Obligations of Company for any breach of contract or alleged breach of contract, including without limitation any failure to meet an applicable standard of care.

(h) Obligations of Company, explicit or implicit, to pay bonuses to Company employees related to services performed prior to the Closing Date, it being understood that the Company shall pay any such bonuses to Company employees pro rata through the Closing Date in a manner and amount consistent with recent Company practice.

(i) Obligations secured primarily by one or more Excluded Assets.

(j) Obligations of the Company to any bank or financial institution (including without limitation any Paycheck Protection Program loan), insurance company, or current or former shareholder.

(k) Obligations of Company resulting from or in any manner connected with any data security breach.

(l) Obligations of Company related to subcontractor and subconsultant accounts payable which are not disclosed in the Accounts Receivable or which are not on a ‘pay if paid” basis.

(m) Intercompany payables.

(n) Any other Obligation of the Company or Shareholder not specifically included as an Assumed Obligation.

2.7 No Merger. This Transaction is not intended, nor does it result, in a merger or consolidation of Purchaser and Company, whether by statute, de facto, or otherwise.

2.8 Non-assignable Assets.

2.8.1 Notwithstanding anything to the contrary in this Agreement, and subject to the provisions of this Section 2.8, to the extent that the sale, assignment, transfer, conveyance or delivery, or attempted sale, assignment, transfer, conveyance or delivery, to Purchaser of any Company Asset would result in a violation of applicable law, or would require the consent, authorization, approval or waiver of a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including any Governmental Entity), and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing after the commercially reasonable effort by Company to obtain such consent, authorization, approval or waiver, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or an attempted sale, assignment, transfer, conveyance or delivery, thereof; provided, however, that the Closing shall occur notwithstanding the foregoing without any adjustment to the Initial Purchase Price or other consideration on account thereof. Following the Closing, Company and Purchaser shall use commercially reasonable efforts, and shall cooperate with each other, to obtain any such required consent, authorization, approval or waiver, or any release, substitution or amendment required to novate all liabilities and obligations under any and all contracts or other liabilities that constitute Assumed Obligations or to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, Purchaser shall be solely responsible for such liabilities and obligations from and after the Closing Date; provided, however, that neither Company nor Shareholder nor Purchaser shall be required to pay any consideration therefor. Once such consent, authorization, approval, waiver, release, substitution or amendment is obtained, Company shall sell, assign, transfer, convey and deliver to Purchaser the relevant Company Asset to which such consent, authorization, approval, waiver, release, substitution or amendment relates for no additional consideration. Applicable sales, transfer, and other similar Taxes in connection with such sale, assignment, transfer, conveyance, or license shall be paid in accordance with Section 6.9.

2.8.2 To the extent that any Company Asset and/or Assumed Obligation cannot be transferred to Purchaser following the Closing pursuant to this Section 2.8, Purchaser and Company shall use commercially reasonable efforts to enter into such arrangements (such as subleasing, sublicensing or subcontracting) to provide to the parties the economic and, to the extent permitted under applicable law, operational equivalent of the transfer of such Company Asset and/or Assumed Obligation to Purchaser as of the Closing and the performance by Purchaser of its obligations with respect thereto. Purchaser shall, as agent or subcontractor for Company pay, perform and discharge fully the liabilities and obligations of Company thereunder from and after the Closing Date. To the extent permitted under applicable Law, Company shall, at Purchaser’s expense, hold in trust for and pay to Purchaser promptly upon receipt thereof, such Company Asset and all income, proceeds and other monies received by Company to the extent related to such Company Asset in connection with the arrangements under this Section 2.8. Company shall be permitted to set off against such amounts all direct costs associated with the retention and maintenance of such Company Assets.

Article 3

Representations And Warranties Of The Company and Shareholder

The Company represents and warrant to Purchaser as follows:

3.1 Corporate Status of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power to own, operate and lease its properties and to carry on the Business as now being conducted. The Company has no Subsidiaries.

3.2 Authority for Agreement. The Company has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby to the extent of its obligations hereunder. The Agreement has been approved by the Company’s Board of Directors and Shareholder as required by the Company’s Governing Documents and applicable law, and the officers of the Company executing this document have been validly authorized to do so.

3.3 Compliance with Governing Documents and Applicable Law. The Company has all material requisite licenses, permits and certificates from all Governmental Entities (collectively, “Permits”) necessary to conduct the Business as currently conducted, and to own, lease and operate its properties in the manner currently held and operated. All of the Company’s Permits are in full force and effect. This Agreement will not violate any provision of the Company’s Governing Documents. The Company is, and has been for the past six (6) years, in compliance in all material respects with all laws and regulations applicable to the conduct of the Business, including all Health Care Laws. No current or former director, officer, agent, employee or independent contractor of or stockholder with 5% or greater ownership interest in the Company is currently, or has ever been, (i) debarred, excluded, suspended, disqualified or otherwise been deemed ineligible to participate in any health care programs of any Governmental Entity, (ii) convicted of any crime regarding health care products or services, or (iii) engaged in any conduct that would reasonably be expected to result in any such debarment, exclusion, suspension, disqualification or ineligibility, including (i) debarment under 21 U.S.C. § 335a or any similar law or regulation; (ii) exclusion under 42 U.S.C. § 1320a-7 or any similar Law or Regulation; (iii) exclusion under 48 C.F.R. Subpart § 9.4, the System for Award Management Nonprocurement Common Rule; or (iv) disqualification under 21 C.F.R. Parts 58, 312, and 812. No current or former director, officer, agent, employee or independent contractor of or stockholder with 5% or greater ownership interest in the Company has been convicted of any crime for which exclusion from participation in Medicare or state health care programs is mandated or authorized under 42 U.S.C. § 1320a-7, 42 C.F.R. Part 1001 or any similar applicable law or regulation. The research, laboratory, preclinical and clinical trial services performed by the Company have been performed and any investigation articles have been handled in accordance in all material respects with applicable Health Care Laws, the applicable research protocols, and any contract governing the performance of such services.

3.4 Litigation and Investigations

3.4.1 Except as set forth on Schedule 3.4 there is (a) no investigation by any Governmental Entity with respect to the Company pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated in writing to the Company an intention to conduct the same; (b) there is no claim, action, suit, arbitration or proceeding pending or, to the Knowledge of the Company, threatened against or involving the Company, or any of its assets or properties, at law or in equity, that, if adversely determined, would have a Company Material Adverse Effect or would prevent or materially delay the consummation of the transactions contemplated hereby; and (c) there are no judgments, decrees, injunctions or Orders of any Governmental Entity or arbitrator outstanding against the Company.

3.4.2 Company has not received any written notice alleging a breach by Company of any Client Contract which anticipates provision of services after the Closing Date or a written claim of back-charge or similar offset with respect to any such Client Contract.

3.4.3 There is no bankruptcy proceeding currently filed with the Company as debtor or debtor in possession, and to the Knowledge of the Company none is contemplated or threatened. With respect to any matter described on Schedule 3.4, the Company has given proper and timely notice to its applicable insurance carrier(s) and such carrier(s) have not denied coverage or issued a reservation of rights letter except as set forth on Schedule 3.4.

3.5 No Broker’s or Finder’s Fees. The Company has not become obligated to pay any fee or commission to any broker, finder, financial advisor or intermediary in connection with the transactions contemplated by this Agreement which is, or could become, an Obligation of Purchaser.

3.6 Condition. To the Knowledge of the Company all material facilities, equipment and personal property owned by the Company and regularly used in the Business are in good operating condition and repair, ordinary wear and tear excepted.

3.7 Financial Statements and Backlog.

3.7.1 The Company has previously furnished Purchaser with accurate and complete copies of the balance sheet of the Company as of (i) December 31, 2020, (ii) December 31, 2021, and (iii) June 30, 2022 and the and income statement of the Company for the twelve (12) month periods ended December 31, 2020, and December 31, 2021 and the six (6) month period ended June 30, 2022 (collectively the “Financial Statements”). Each of the Financial Statements (including any related notes) fairly presents in all material respects the financial position and operations of the Company as of its date or with respect to the period covered thereby and the Financial Statements are prepared in accordance with United States generally accepted accounting principles consistently applied, subject, in the case of any unaudited Financial Statements, to normal and recurring year-end adjustments and the absence of notes.

3.7.2 Attached hereto as Schedule 3.7.2 is a listing of Company Backlog by client, project, and dollar amount of services to be performed. To the Knowledge of the Company such Backlog is expected to be performed and invoiced in the Ordinary Course of Business, except as otherwise set forth on Schedule 3.7.2, or except as may be modified by the respective client after the Closing Date.

3.8 Pledge of Company Assets. As of the Closing the Company Assets are not subject to any pledge, mortgage, lien or security interest (collectively, “Encumbrances”) other than the Permitted Encumbrances.

3.9 Tax Matters.

3.9.1 Filing of Returns. The Company has prepared and filed on a timely basis with all appropriate Governmental Entities all income and material non-income Tax Returns with respect to the Business or the Company Assets that it is required to file (taking into account any extension of time within which to file) on or prior to the Closing Date.

3.9.2 Payment of Taxes. The Company has paid in full all Taxes (whether or not reflected on a Tax Return) due with respect to the Business or the Company Assets on or before the Closing Date.

3.9.3 Withholding. The Company has withheld from each payment made prior to Closing with respect to the Business or the Company Assets to any of its present or former employees, officers and directors all amounts required by law to be withheld and has, where required, remitted such amounts within the applicable periods to the appropriate Governmental Entities or has set aside such amounts in accounts for such purpose.

3.9.4 Assessments. The Company has received no indication in writing from any Governmental Entity that an assessment or audit in respect of Taxes due with respect to the Business or the Company Assets is proposed.

3.9.5 Waiver of Statute of Limitations. The Company has not waived any statute of limitations with respect to U.S. federal income or U.S. state income Taxes or agreed to any extension of time with respect to a U.S. federal income or U.S. state income Tax assessment or deficiency in respect of the Business that is currently in effect.

3.9.6 Tax Liens. There are no Liens for Taxes on any of the Company Assets other than Permitted Liens.

3.9.7 Other Jurisdictions. No claim has been made in writing by a Governmental Entity of a jurisdiction where the Company has not filed Tax Returns with respect to the Business or the Company Assets claiming that the Company is subject to taxation by such jurisdiction.

3.10 Employee Benefit Plans.

3.10.1 Set forth on Schedule 3.10 is a correct and complete list of (A) employee benefit plans within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; and (B) all pension, profit sharing, retirement, deferred compensation, welfare, legal services, medical, dental or other employee benefit or health insurance plans, life insurance or other death benefit plans, disability, stock option, stock purchase, stock compensation, bonus, change in control, employment, vacation pay, severance pay and other similar plans, programs or agreements, and every material written personnel policy, not described in (A) above, in each case in which any service provider of the Company is covered by, received benefits under or eligible to participate in such plan and which is currently maintained by the Company or any ERISA Affiliate or under which the Company or any ERISA Affiliate have any liability (collectively, the “Company Plans”).

3.10.2 The Company Plans are and have been established, operated, and administered in all material respects in accordance with applicable laws and regulations and with their terms, including without limitation, ERISA, the Code, and the Affordable Care Act. Neither the Company nor any ERISA Affiliate of the Company, nor any of their directors, officers, employees or agents, nor any trustee or administrator of any trust created under the Company Plans, has engaged in or been a party to any “prohibited transaction” as defined in Section 4975 of the Code and Section 406 of ERISA which could subject the Company or its Affiliates, directors or employees or the Company Plans or the trusts relating thereto or any party dealing with any of the Company Plans or trusts to any material tax or penalty on “prohibited transactions” imposed by Section 4975 of the Code.

3.10.3 The form of each Company Plan intended to qualify under Section 401(a) of the Code has been determined by the Internal Revenue Service to so qualify as evidenced by a favorable determination letter or opinion letter on which the Company Plan can rely, and the trusts created thereunder have been determined to be exempt from tax under Section 501(a) of the Code; and, to the Knowledge of the Company, nothing has occurred since the date of such determination or opinion letter which might cause the loss of such qualification or exemption. With respect to each Company Plan which is a qualified profit sharing plan, all employer contributions attributable to the Company accrued prior to the Closing under the Company Plan terms and applicable law have been or will be made prior to the Closing Date.

3.10.4 Neither the Company nor any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation (including on account of any ERISA Affiliate) with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a multiemployer plan within the meaning set forth in Section 3(37) of ERISA, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

3.10.4 Except as set forth on Schedule 3.10:

(a) the Purchaser shall have no obligation to pay any contribution, premium or other payment due with respect to any Company Plan from and after the Closing Date;

(b) there are no actions, liens, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any Company Plan and, to the Knowledge of the Company, there is no reasonable basis for any such action or claim;

(c) each Company Plan that is a “group health plan” (as defined in Section 607(1) of ERISA) has been operated at all times in substantial compliance with the provisions of COBRA and any applicable, similar state law; and

(d) with respect to any Company Plan that is qualified under Section 401(a) of the Code, individually and in the aggregate, no event has occurred, and to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company could be subject to any liability (except liability for benefits claims and funding obligations payable in the ordinary course) that is reasonably likely to have a Company Material Adverse Effect under ERISA, the Code or any other applicable law.

(e) Notwithstanding that a matter is listed on any Schedule 3.10 the Company and Shareholder warrant and represent that Purchaser shall not have any liability to any party with respect to such matter or plan.

3.10.6 Neither the Company nor any ERISA Affiliate provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law) and the Company has never promised to provide such post-termination benefits.

3.10.7 Each Company Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

3.10.8 Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its ERISA Affiliates; (ii) restrict any rights of the Company to amend or terminate any Company Plan; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

3.11 Employment-Related Matters.

3.11.1 The Company is, and for the past three (3) years has been, in compliance in all material respects with all Laws relating to the employment of Company employees (including employment or labor standards, wages and hours (including payment of minimum wages, meal and rest breaks, and overtime), the classification of independent contractors, labor relations, occupational health and safety, workers’ compensation, severance payment, fair employment practices, harassment, discrimination, equal employment, pay equity, restrictive covenants, work authorization and immigration, unemployment compensation, affirmative action, and employee leave) and, except as may be included as a Current Operating Liability in the calculation of Closing Net Working Capital, has paid in full all wages, salaries, commissions, bonuses, fees, other compensation and benefits and all levies, assessments, contributions and payments to third parties (including social security or social insurance, housing fund, employment insurance, income tax, employer health tax, workers’ compensation, or payments of its contributions with respect to social security agencies, family benefits agencies and any retirement and unemployment related agencies or other payments of tax and social security payments to Governmental Entities) due to or on behalf of such Company employees or independent contractors with respect to any services performed or amounts required to be reimbursed to such Company employees or independent contractors. The Company currently classifies and, for the past three (3) years has, properly classified each of the Company employees as exempt or non-exempt for purposes of the Fair Labor Standards Act and state, local and foreign wage and hour Laws. The Company currently classifies and, for the past three (3) years has, properly classified and treated independent contractors as independent contractors (as distinguished from Form W-2 employees) in accordance with applicable Law and for the purpose of all employee benefit plans. The Company is not a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment.

3.11.2 Within the past ninety (90) days, the Company has not experienced a “plant closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation affecting any single site of employment of the Company or one or more facilities or operating units within any single site of employment or facility of the Company.

3.11.3 There is no, and during the past three (3) years there has not been, any labor strike, picketing of any nature, organizational campaigns, labor dispute, slowdown or any other concerted interference with normal operations, stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company. The Company is not a party to any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any of the employees of the Company. All salaries, wages, vacation pay, bonuses, commissions and other compensation due from the Company to the employees of the Company as of the Closing Date have been paid, or shall be paid by Company after the Closing Date in accordance with standard Company practice, except pursuant to Section 2.5(c) or Section 2.5(d).

3.11.4 There are no, and within the three (3) years preceding the date of this Agreement there have been no, (i) claims, disputes, grievances, controversies, demand letters, or other actions pending or, to the Knowledge of the Company, threatened between the Company and any Company employee or independent contractors, (ii) governmental audit, governmental investigation, or administrative agency proceeding involving the Company pending or, to the Knowledge of the Company, threatened, or (iii) external or material internal investigations of alleged Company employee misconduct, in each case of (i), (ii), and (iii) with respect to employment or labor matters (including but not limited to allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices).

3.11.5 Except for matters which, individually or in the aggregate, would not have a Company Material Adverse Effect there are no past or present actions or activities by the Company, or any circumstances, conditions, events or incidents, with respect to its employment of any person that could reasonably form the basis of any employment related claim against the Company. The Company funds its payroll not less frequently than bi-monthly.

3.12 Environmental Matters.

3.12.1 Environmental Laws. Except for matters which, individually or in the aggregate, would not have a Company Material Adverse Effect, (a) the Company is in compliance with all applicable Environmental Laws in effect on the date hereof; (b) the Company has not received any written communication that alleges that the Company is not in compliance in all material respects with all applicable Environmental Laws in effect on the date hereof; (c) to the Knowledge of the Company, there are no circumstances that may prevent or interfere with compliance in the future with all applicable Environmental Laws; (d) all material Permits and other governmental authorizations currently held by the Company pursuant to the Environmental Laws are in full force and effect, to the Knowledge of the Company the Company is in compliance with all of the terms of such Permits and authorizations, and no other Permits or authorizations are required by the Company for the conduct of its and their business on the date hereof; and (e) the management, handling, storage, transportation, treatment, and disposal by the Company of all Materials of Environmental Concern has been in compliance with all applicable Environmental Laws.

3.12.2 Environmental Claims. There is no Environmental Claim pending or, to the Knowledge of the Company, threatened against or involving the Company or against any person or entity whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

3.13 Leases. The Company has provided Purchaser with true, accurate and complete copies of the Office Lease and any operating or capital leases related to the Company’s Business, and the Company’s obligations under such leases through the Closing Date shall be fully paid as of the Closing or included as a Current Operating Liability in the calculation of Closing Net Working Capital, and to Company’s Knowledge the Company is not in default under any such leases. Other than the Office Lease the Company is not the lessee under any lease of real property, and is not the owner of any real property.

3.14 Agreements, Contracts and Commitments.

3.14.1 Company Agreements. Except as set forth on Schedule 3.14.1 each Client Contract is assignable to Purchaser without the consent of any third party. The Company has provided to Purchaser prior to Closing true and accurate copies of the following agreements to which the Company is a party:

(a) any contract or purchase orders for any ongoing projects with expected post-Closing revenue of $10,000 or more;

(b) any bonus, deferred compensation, pension, severance, profit-sharing, stock option, employee stock purchase or retirement plan, contract or arrangement or other employee benefit plan or arrangement;

(c) any employment agreement with any present or former employee, officer, member or consultant where there remains after the Closing obligations to be performed by the Company;

(d) any agreement for personal services or employment with a term of service or employment specified in the agreement or any agreement for personal services which extends beyond the Closing Date;

(e) any agreement the primary purpose of which is to guarantee or indemnify in an amount that is material to the Company taken as a whole;

(f) any agreement or commitment containing a covenant limiting or purporting to limit the freedom of the Company to compete with any Person in any geographic area or to engage in any line of business;

(g) any lease other than the Office Lease or operating leases related to the Company’s Business under which the Company is lessee that involves, in the aggregate, payments of $25,000 or more per annum or is material to the conduct of the business of the Company;

(h) any joint venture, teaming or profit-sharing agreement; and

(i) any loan or credit agreements providing for the extension of credit to the Company or any instrument evidencing or related in any way to indebtedness incurred in the acquisition of companies or other entities or indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise that individually is in the amount of $50,000 or more; and

(j) any material agreement that may have a financial impact on the Business in an amount greater than $10,000 not described above that was not made in the ordinary course of business and that is relevant to the Business and material to the financial condition, business operations, assets, results of operations or prospects of the Company.

3.14.2 Validity. As of the date hereof and as of the Closing Date all contracts, leases, instruments, licenses and other agreements required to be provided to the Purchaser pursuant to Section 3.14.1 (other than those which have terminated in accordance with their terms following the date hereof and on or prior to the Closing Date) are valid and in full force and effect, the Company has not, nor, to the Knowledge of the Company, has any other party thereto, breached any provision of, or defaulted under the terms of any such contract, lease, instrument, license or other agreement, except for any breaches or defaults that, in the aggregate, would not be expected to have a Company Material Adverse Effect or have been cured or waived, and, as of the date hereof, the Company has not received any written “notice to cure” or a similar notice from any Governmental Entity requesting performance under any contract, instrument or other agreement between the Company and such Governmental Entity.

3.15 Intellectual Property and Commercial Software

3.15.1 The term “Intellectual Property Assets” means all intellectual property owned or licensed (as licensor or licensee) by Company in which Company has a proprietary interest, including: (a) Company’s name, all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications (collectively, “Marks”); (b) all patents, patent applications and inventions and discoveries that may be patentable (collectively, “Patents”); (c) all registered and unregistered copyrights in both published works and unpublished works (collectively, “Copyrights”); (d) all know-how, trade secrets, confidential or proprietary information, customer lists, Software, technical information, data, process technology, plans, drawings and blue prints (collectively, “Trade Secrets”); and (e) all rights in internet web sites and internet domain names presently used by Company (collectively “Domain Names”). Company is the owner or licensee of all right, title and interest in and to each of the Intellectual Property Assets, free and clear of all Encumbrances except Permitted Encumbrances, and has the right to use without payment to a third party all of the owned Intellectual Property Assets. All former and current employees of Company who have or may have participated in the development of the Intellectual Property assets have executed written Contracts with Company that assign to Company all rights to any inventions, improvements, discoveries or information relating to the Intellectual Property Assets.

3.15.2 Schedule 3.15 sets forth as of the date hereof all Commercial Software. The Commercial Software has been licensed and used by the Company on the basis of and in accordance with a valid license from the manufacturer or the dealer authorized to distribute such Commercial Software. As of the date hereof the Company is not in material breach of any of the terms and conditions of any such license and to the Knowledge of the Company has not been infringing upon any rights of any third parties in connection with its acquisition or use of the Commercial Software, and the Company has fully paid licenses and renewals to all Commercial Software that resides on Company owned Computer Hardware when due.

3.16 Insurance Contracts. Schedule 3.16 hereto lists all contracts of insurance and indemnity in force at the date hereof with respect to the Company (the “Company Insurance Contracts”). As of the Closing Date all of the Company Insurance Contracts are in full force and effect, with no default thereunder by the Company which could permit the insurer to deny payment of claims thereunder. The Company has not received or given a notice of cancellation with respect to any of the Company Insurance Contracts.

3.17 Banking. No misrepresentation or omission of a material fact was made by Company or Shareholder in connection with its application, administration or repayment of its Paycheck Protection Program loan.

3.18. No Other Representations and Warranties. Except for the representations and warranties contained in this Article 3 (including the related portions of the Schedules), neither Shareholder nor Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Business and the Company Assets furnished or made available to Purchaser and its representatives or as to the future revenue, profitability or success of the Business, or any representation or warranty arising from statute or otherwise in law.

Article 4

Representations And Warranties Of Purchaser

Purchaser represents and warrants to the Company and Shareholder as follows:

4.1 Status of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power to own, operate and lease its properties and to carry on its business as now being conducted.

4.2 Authority for Agreement. The Purchaser has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby to the extent of its obligations hereunder. The Agreement has been approved by the Purchaser’s Board of Directors as required by the Purchaser’s Governing Documents and applicable law, and the officers of the Purchaser executing this document have been validly authorized to do so.

4.3 Litigation and Investigations. There is (a) no investigation by any Governmental Entity with respect to the Purchaser pending or, to the Knowledge of the Purchaser, threatened, nor has any Governmental Entity indicated to the Purchaser an intention to conduct the same; (b) there is no claim, action, suit, arbitration or proceeding pending or, to the Knowledge of the Purchaser, threatened against or involving the Purchaser, or any of its assets or properties, at law or in equity, that, if adversely determined, would have a Purchaser Material Adverse Effect or would prevent or materially delay the consummation of the transactions contemplated hereby; and (c) there are no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding against the Purchaser. There is no bankruptcy proceeding currently filed with the Purchaser as debtor or debtor in possession, and to the Knowledge of the Purchaser none is contemplated or threatened.

4.4 No Broker’s or Finder’s Fees. The Purchaser has not become obligated to pay any fee or commission to any broker, finder, financial advisor or intermediary in connection with the transactions contemplated by this Agreement which is or could become an obligation of Company.

4.5 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the Business and the Company Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Company and Shareholder for such purpose. Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own investigation and the express representations and warranties of Company set forth in Article 3 of this Agreement (including related portions of the Schedules); and (b) neither Company nor Shareholder nor any other Person has made any representation or warranty as to Company, the Business, the Company Assets or this Agreement, except as expressly set forth in Article 3 of this Agreement (including the related portions of the Schedules).

Article 5

RESERVED

Article 6

Additional Agreements

6.1 Non-Competition. In consideration of the Purchase Price and other good and valuable consideration each of the Shareholder and the Company agree that during the one (1) year period after the Closing Date it will not (a) maintain or operate a business in the United States for the purpose of providing any services provided by the Company in the conduct of the Business as of the Closing Date, (b) recruit or hire any former Company employees who accept employment with the Purchaser in connection with the Transaction while such Person is employed by Purchaser or its Affiliates, or (c) divert or attempt to divert from Purchaser any business to be performed from any of the contracts or agreements with customers of Company referred to in Section 2.2.2. Further, within thirty (30) days after Closing, the Company shall change its name to a name that does not include “Pharma” or “Solutions.” The restrictive covenants of this Section 6.1 are of the essence of Purchaser entering into this Agreement and paying the Purchase Price hereunder, and without which Purchaser would not have entered into this Agreement. The provisions of this Section 6.1 shall survive Closing in accordance with their terms.

6.2 Expenses. Each party hereto shall be responsible for its own costs and expenses in connection with the Transaction, including fees and disbursements of consultants, investment bankers, business brokers, and other financial advisors, counsel and accountants (“Expenses”).

6.3 Public Disclosure. Except as otherwise required by law, any press release or other public disclosure of information regarding the proposed transaction (including the negotiations with respect to the Transaction and the terms and existence of this Agreement) shall be developed by Purchaser, subject to the Company’s review and approval, not to be unreasonably withheld, conditioned or delayed; provided, that the Company or Shareholder may make any disclosure (i) as required by law or regulation or (ii) to the stockholders of Shareholder.

6.4 Employment of Company Employees. Purchaser has offered employment to all of the employees of the Company other than those employees set forth on Schedule 6.4 at substantially the same rates of pay as are currently paid by Company together with standard benefits of Purchaser provided during any period of employment.

6.5 Employee Matters.

6.5.1 As of the Closing Date, Purchaser (or one of its designated affiliates) has offered employment to all of the Company employees. Each such employee who accepts an offer and commences employment with the Purchaser (or one of its designated affiliates) shall be referred to as a “Transferred Employee.” The Company agrees to provide such cooperation and assistance to the Purchaser as Purchaser may reasonably request in obtaining the consent of the Transferred Employees to assign any existing employment arrangements to, or enter into new employment arrangements with, Purchaser or its designated affiliate as of the Closing Date. Company employees who do not accept an employment offer from Purchaser (or one of its designated affiliates) are referred to as “Non-Transferred Employees.” On the Closing Date, the Company shall terminate the employment of all Transferred Employees.

6.5.2 For the period commencing on the Closing Date and ending twelve (12) months after the Closing Date, Purchaser agrees to provide, or cause to be provided, with respect to each Transferred Employee who remain employed (i) base salary and cash incentive opportunities that are no less favorable in the aggregate to those provided to such employee immediately prior to the Closing, and (ii) benefits, including retirement benefits and health and welfare benefits (but excluding equity, equity-based compensation, defined benefit pension benefits, retiree welfare, severance, change in control, retention or deferred compensation), at levels which are, in the aggregate, substantially comparable to those in effect for the employees immediately prior to the Closing. Purchaser agrees to credit each Transferred Employee for their service with the Company prior to the Closing Date under the employee benefit plans sponsored or maintained by the Purchaser or its ERISA Affiliates in which the Transferred Employees are or become eligible to participate during the twelve (12) month period following the Closing Date for purposes of eligibility and vesting (but not for any purposes under any “defined benefit plan,” as defined in Section 3(35) of ERISA); provided, however, that no such service shall be credited to the extent it would result in the duplication of benefits, compensation or coverage or to the extent prior service is not taken into account for employees of Purchaser its affiliate generally. Without limiting the foregoing, to the extent that any Transferred Employee participates in any health or other group welfare benefit plan of Purchaser or its affiliates following the Closing Date, Purchaser or its affiliates shall (i) make commercially reasonable efforts to cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar welfare plan of such person to be waived with respect to the Transferred Employees and their eligible dependents, to the extent waived or satisfied under the corresponding plan in which the employee participated immediately prior to the Closing Date, and (ii) make commercially reasonable efforts to cause any deductibles, co-pays and maximum out-of-pocket payments by any such Transferred Employee under any of the Company’s or its ERISA Affiliates’ health plans in the plan year in which the Closing Date occurs to be credited towards deductibles, co-pays and maximum out-of-pocket payments under the health plans of Purchaser and its affiliates.

6.5.3 With regard to group health plan continuation coverage required under COBRA, the Company shall be responsible for making COBRA continuation coverage available to employees who, as of or prior to the Closing Date, had been covered by a group health plan sponsored by Company or its ERISA Affiliates and who (a) terminated employment prior to the Closing Date, or (b) terminate employment as of the Closing Date in connection with the transaction contemplated in this Agreement and who do not become Transferred Employees pursuant to this Section 6.5. Purchaser shall be responsible for all costs related to making COBRA continuation coverage available to Transferred Employees whose employment is subsequently terminated after the Closing Date.

6.5.4 This Section 6.5 shall be binding upon and inure solely to the benefit of each of the Parties. Nothing contained in this Section 6.5 or any other provision of the Agreement, express or implied: (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement of Purchaser or its affiliates; or (ii) is intended to confer upon any person (including, for the avoidance of doubt, any current or former employee, director, officer or other service provider or any participant in an employee benefit plan) any right as a third-party beneficiary of this Agreement.

6.6 Further Assurances. Subject to terms and conditions herein provided and to the fiduciary duties of the board of directors and managers, and officers or representatives of any party hereto, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective this Agreement and the transactions contemplated hereby.

6.7 Indemnification

6.7.1 Subject to the terms and limitations of this Section 6.7, from and after the Closing Date, Purchaser and its directors, officers, employees, shareholder representatives, successor and assigns (collectively “Purchaser Indemnified Parties”) shall be entitled to payment and reimbursement from the Company and Shareholder, jointly and severally, (collectively the “Purchaser Indemnifying Parties”) of the full amount of Loss suffered, incurred or paid by any Purchaser Indemnified Party, (a) by reason of, in whole or in part, the breach of this Agreement or any misrepresentation or inaccuracy in, or breach of, any representation or warranty by the Company in this Agreement or any Exhibits or Schedules hereto or the certificates delivered pursuant to this Agreement or (b) other than the Assumed Obligations, arising out of or resulting from the operation by the Company of the Business on or prior to the Closing Date or from any Excluded Liability. Subject to the terms and limitations of this Section 6.7, from and after the Closing Date the Company and its directors, officers, employees, shareholder representatives, successors and assigns (collectively the “Company Indemnified Parties”) shall be entitled to payment and reimbursement from Purchaser (the “Company Indemnifying Party”) of the full amount of Loss suffered, incurred or paid by any Company Indemnified Party, (i) by reason of, in whole or in part, any misrepresentation or inaccuracy in, or breach of this Agreement or any representation, warranty or covenant made by Purchaser in this Agreement or any Exhibits or Schedules hereto or the certificates delivered pursuant to this Agreement, or (ii) arising out of or resulting from the Assumed Obligations, the Client Contracts, and/or the ownership and/or operation by the Purchaser of the Business after the Closing Date. The Company Indemnified Parties and the Purchaser Indemnified Parties are sometimes together referred to herein as the “Indemnified Parties.” Any Loss payable by a Purchaser Indemnifying Party pursuant to this section shall be satisfied (i) first from the Escrow and (ii) second, to the extent such Loss arises from Section 6.7.1(a) solely with respect to breaches of Fundamental Representations or from Section 6.7.1(b), from the Company or Shareholder.

6.7.2 Claims for Indemnification. Upon obtaining knowledge of any facts, claim or demand which has given rise to, or could reasonably give rise to, a claim for indemnification hereunder (referred to herein as an “Indemnification Claim”), the Indemnified Party shall give timely written notice of such facts, claim or demand (“Notice of Claim”) to the party from whom indemnification is sought (the “Indemnifying Party”). So long as the Notice of Claim is given by the Indemnified Party in the Claims Period specified in Section 6.7.3, no failure or delay by the Indemnified Party in the giving of a Notice of Claim shall reduce or otherwise affect the Indemnified Party’s right to indemnification except to the extent that the Indemnifying Party has been prejudiced thereby.

6.7.3 Defense by Indemnifying Party. In the event of a claim or demand asserted by a third party (a “Third Party Claim”), the Indemnifying Party, shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within fifteen (15) days of the date of the Notice of Claim concerning the commencement or assertion of any Third Party Claim, to control the defense of such Third Party Claim. Neither the Indemnified Party nor the Indemnifying Party shall settle such Third Party Claim without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed; provided, that the Indemnifying Party may settle any Third Party Claim without the consent of the Indemnified Party to the extent (a) all Losses with be paid by the Indemnifying Party (in the case of the Purchaser Indemnifying Parties from the Escrow) and (b) such settlement does not including an admission of wrongdoing by the Indemnified Party.

6.7.4 Claims Period; Survival. Except for claims related to Fundamental Representations or Excluded Liabilities, any claim for indemnification under Section 6.7 must be asserted by written notice on or before the date that is the last day of the twelve (12) month period after the Closing Date. All representations and warranties made by the Company or Purchaser in this Agreement, or any certificate or other writing delivered by the Shareholder, Company or Purchaser pursuant hereto or in connection herewith shall survive the Closing and shall terminate on the date which is twelve (12) months after the Closing Date; provided, however that representations and warranties made by the Company pursuant to the Fundamental Representations shall survive until the expiration of the underlying applicable statute of limitations and claims for Excluded Liabilities shall survive for six (6) years after the Closing Date. With respect to the foregoing, if an indemnified party provides the indemnifying party with a written claim notice relating to any breach of any representation or warranty on or prior to the applicable expiration date for such representation or warranty, then, notwithstanding anything to the contrary contained in this Section 6.7.4, such representation or warranty shall not so expire, but rather shall remain in full force and effect solely with respect to such claim or claims set forth in such notice until such time as each and every claim that is in such notice has been fully and finally resolved.

6.7.5 Certain Limitations. Except for Losses related to breaches of Fundamental Representations, no Purchaser Indemnifying Party, shall be liable to a Purchaser Indemnified Party, pursuant to Section 6.7.1(a), (a) until the Purchaser Indemnified Parties have incurred cumulative Losses pursuant to Section 6.7.1(a) in excess of $50,000 or (b) in excess of $500,000. No Purchaser Indemnifying Party shall be liable to a Purchaser Indemnified Party for Losses in excess of the Initial Purchase Price. Except for Losses related to breaches of Fundamental Representations, no Company Indemnifying Party shall be liable to a Company Indemnified Party pursuant to Section 6.7.1(i) (i) until the Company Indemnified Parties have incurred cumulative Losses pursuant to Section 6.7.1(i) in excess of $50,000 or (ii) in excess of $500,000.

6.7.6 Mitigation. Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

6.7.7 Exclusive Remedies. Except for Fraud and subject to Section 2.4.3 and Section 8.6, and other than the Purchaser’s obligation to make any payments pursuant to Section 2.4.4, the parties hereto acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Section 6.7. Nothing in this Section 6.7.7 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 8.6.

6.7.8 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated for Tax purposes as an adjustment to the Purchase Price to the maximum extent permitted by applicable law.

6.8 Allocation of Purchase Price. Within thirty (30) days after the final determination of the Closing Net Working Capital pursuant to Section 2.4.3(a), Purchaser will provide to Company an allocation statement (the “Asset Allocation Statement”) with Purchaser’s proposed allocation of the purchase price hereunder (including any other relevant items) among the Company Assets, which shall be prepared for purposes of Section 1060 of the Code and the Treasury Regulations issued thereunder in a manner consistent with the methodologies set forth in Schedule 6.8. Within fifteen (15) days after the receipt of such Asset Allocation Statement, Company will propose to Purchaser any changes to such Asset Allocation Statement (and in the event no such changes are proposed in writing to Purchaser within such time period, Company will be deemed to have agreed to, and accepted, the Asset Allocation Statement). Company and Purchaser will endeavor in good faith to resolve any differences with respect to the Asset Allocation Statement within fifteen (15) days after Purchaser’s receipt of written notice of objection from Company, but if they cannot do so then the Independent Auditor shall settle such dispute which shall be in accordance with the methodologies set forth in Schedule 6.8. The Purchaser and the Company shall each bear one half of the cost of the Independent Auditor. The parties agree that any Tax Returns or other tax information they may file or cause to be filed with any Governmental Entity shall be prepared and filed consistently with the Asset Allocation Schedule. The parties agree that, to the extent required, they will each properly and timely file IRS Form 8594 in accordance with the Asset Allocation Statement unless otherwise required by applicable law or a final determination within the meaning of Section 1313(a) of the Code.

6.9 Transfer Taxes. Purchaser on the one hand and the Company on the other shall each pay one-half of any transfer, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes and including any filing and recording fees) and related amounts (including any penalties, interest and additions to Tax) incurred in connection with this Agreement (the “Transfer Taxes”). The party required by applicable law to file a Tax Return with respect to such Transfer Taxes shall do so in the time and manner prescribed by applicable law, and the non-filing party shall cooperate with the filing party in the filing of such Tax Return and, if applicable, promptly reimburse the filing party for its share of any Transfer Taxes upon receipt of evidence reasonably satisfactory to the non-filing party of the amount of such Transfer Taxes. Each party shall use commercially reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

6.10 Tax Matters.

6.10.1 Appointment of Straddle Period Taxes. For any Prorated Tax payable for a Straddle Period, the portion of such Tax that relates to the pre-Closing portion of the Straddle Period shall be equal to the amount of such Tax for the entire Straddle Period, multiplied by the number of calendar days in the pre-Closing portion of the Straddle Period (including the Closing Date) and divided by the total number of calendar days in the entire Straddle Period; and the remaining portion of such Tax shall relate to the portion of the Straddle Period beginning after the Closing Date.

6.10.2 Tax Returns. The Company shall prepare and timely file or shall cause to be prepared and timely filed each Tax Return for Prorated Taxes that is due on or before the Closing Date. Purchaser shall pay to Company promptly upon demand at or after the Closing the amount of any Taxes paid by the Company to the extent constituting an Assumed Obligation. Purchaser shall prepare and timely file or shall cause to be prepared and timely filed each Tax Return for Prorated Taxes that is due after the Closing Date. The Company shall pay to Purchaser promptly upon demand the amount of any Taxes shown as due thereon to the extent not constituting an Assumed Obligation.

6.10.3 Cooperation regarding Tax Matters. After the Closing, the parties shall cooperate in good faith with respect to the preparation and filing of all Tax returns and claims for refund and any proceeding with respect to the Company’s Taxes for pre-Closing Tax periods and Straddle Periods. Each party shall make their respective relevant books and records (including work papers in the possession of their respective accountants), personnel, and other materials relevant to the preparation of such Tax returns or Tax proceedings available for inspection and copy by the other parties (or their duly appointed representatives) at reasonable times during normal business hours. The parties shall not destroy or otherwise dispose of any such record prior to the seventh (7th) anniversary of the Closing Date without first providing the other party a reasonable opportunity to review and copy such record.

6.11 Books and Records. Purchaser shall maintain the documents, files, and records included in the Company Assets for a period of no less than seven (7) years following the Closing Date and shall, during the seven (7) year period following the Closing Date provide the Company with reasonable access to such documents, files, and records for purposes of litigation, responding to claims, preparing Tax returns, and similar needs.

Article 7

Closing Deliverables

7.1 RESERVED

7.2 Deliveries of Company and Shareholder. The Company or the Shareholder, as applicable, have delivered to Purchaser the following:

7.2.1 a certificate dated as of the Closing Date and duly executed by the Company’s secretary certifying as to the resolutions adopted by the board of directors and Shareholder of the Company authorizing and approving the execution, delivery and performance of this Agreement and the other documents executed in connection herewith and the consummation of the transactions contemplated hereby and thereby and state that such resolutions have not been modified, amended, revoked or rescinded and remain in full force and effect;

7.2.2 a current (within ten (10) Business Days) Certificate of Good Standing of the Company issued by the Delaware Secretary of State;

7.2.3 the Shared Services Agreement, duly executed by each of Company and Shareholder;

7.2.4 the Escrow Agreement, duly executed by Company;

7.2.5 the Bill of Sale, duly executed by Company;

7.2.6 a consent, duly executed by the landlord of the Office Lease with respect to the assignment to Purchaser of the Office Lease; and

7.2.7 a consent of the counterparty to the assignment of each of the material contracts set forth on Schedule 7.2.7 effective as of the Closing.

7.3 Deliveries of Purchaser. The Purchaser shall have delivered to Company the following:

7.3.1 a certificate dated as of the Closing Date and duly executed by an authorized officer of Purchaser stating that the conditions specified in Section 7.3.1 and Section 7.3.2 have been satisfied;

7.3.2 a certificate dated as of the Closing Date and duly executed by the Purchaser’s secretary certifying as to the resolutions adopted by the board of directors of Purchaser authorizing and approving the execution, delivery and performance of this Agreement and the other documents executed in connection herewith and the consummation of the transactions contemplated hereby and thereby and state that such resolutions have not been modified, amended, revoked or rescinded and remain in full force and effect;

7.3.3 a current (within ten (10) Business Days) Certificate of Good Standing of Purchaser issued by the Delaware Secretary of State;

7.3.4 the Shared Services Agreement, duly executed by Purchaser;

7.3.5 the Escrow Agreement, duly executed by Purchaser; and

7.3.6 the Bill of Sale, duly executed by Company.

7.3.7 the aggregate Initial Purchase Price pursuant to and in the form prescribed by the provisions of Section 2.4.2, and subject to any then known adjustments thereto.

Article 8

Other Provisions

8.1 RESERVED.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered by hand, (b) one (1) Business Day after being sent via a reputable nationwide overnight courier service, (c) three (3) Business Days after being mailed by registered or certified mail (return receipt requested), or (d) when sent via e-mail to the extent no customary delivery failure message is received, in each case, to the applicable party hereto at the following addresses:

To Purchaser:

Flagship Biosciences, Inc.

11800 Ridge Parkway, Suite 450

Broomfield, CO 80021

Attention: Trevor Johnson

trevor@flagshipbio.com

With a copy to

Ted Biderman, Esq.

PSL Law Group

1209 Pearl Street, Suite 1

Boulder, CO 80302

ted@psllawgroup.com

To the Company or to Shareholder:

Interpace Biosciences, Inc.

Morris Corporate Center 1, Building C

300 Interpace Parkway, Parsippany, NJ 07054

Attn: Tom Burnell

Email: tburnell@interpace.com

With a copy to

McDermott Will & Emery, LLP

One Vanderbilt Avenue

New York, New York 10017

Attn: Merrill Kraines

Email: mkraines@mwe.com

Each party may, by notice given hereunder, designate any further or different address or addresses to which notices and other communications are to be sent.

8.3 Entire Agreement. Unless otherwise herein specifically provided, this Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, including the Agreement. Each party hereto acknowledges that, in entering this Agreement and completing the transactions contemplated hereby, such party is not relying on any representation, warranty, covenant or agreement not expressly stated in this Agreement or in the agreements among the parties contemplated by or referred to herein.

8.4 Assignability. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, except as otherwise expressly provided herein. Neither this Agreement nor any of the rights and obligations of the parties hereunder shall be assigned or delegated, whether by operation of law or otherwise, without the written consent of all parties hereto.

8.5 Validity. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

8.6 Specific Performance. The parties hereto acknowledge that damages alone may not adequately compensate a party for violation by another party of this Agreement. Accordingly, in addition to all other remedies that may be available hereunder or under applicable law, any party shall have the right to any equitable relief that may be appropriate to remedy a breach or threatened breach by any other party hereunder, including the right to enforce specifically the terms of this Agreement by obtaining injunctive relief in respect of any violation or non-performance hereof.

8.7 Governing Law; Venue. Agreement shall take effect and shall be construed as a contract under the laws of the State of Delaware without giving effect to the conflict of law principles thereof. The parties agree that venue shall be in exclusively in the state or federal courts located in New Castle County in the State of Delaware.

8.8 Confidentiality. Purchaser agrees that any non-public information obtained by Purchaser regarding the Company or the Business after the date of this Agreement shall be held confidential and not disclosed to any third party (excepting Purchaser’s accountants, attorneys, lenders and advisors) without the consent of Company unless required by law (and then only to the extent required after providing the Company with written notice and an opportunity to limit such disclosure).

8.9 Arm’s Length Negotiations; Drafting. Each party hereto expressly represents and warrants to the other parties hereto that before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; said party has relied solely and completely upon its own judgment in executing this Agreement; said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement, which is the result of arm’s length negotiations conducted by and among the parties hereto and their respective counsel. This Agreement shall be deemed drafted jointly by the parties hereto and nothing shall be construed against one party hereto or another as the drafting party.

8.10 Counterparts. This Agreement may be executed in one or more counterparts (including by means of electronically transmitted portable document format (pdf) signature pages), all of which together shall constitute one and the same agreement.

8.11 Non-Recourse. All claims, obligations, liabilities or causes of action that may be based upon, in respect of, arise out of or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in connection with, or as an inducement to, this Agreement), may be made only against the entities that are expressly identified as parties hereto in the preamble to this Agreement.

* * * * *

IN WITNESS WHEREOF, the parties have duly executed this Asset Purchase Agreement under seal as of the date first above written.

Flagship Biosciences, Inc.

By:	/s/ Trevor Johnson
Name:	Trevor Johnson
Title:	President and Chief Executive Officer

Interpace Pharma Solutions, Inc.

By:	/s/ Thomas W. Burnell
Name:	Thomas W. Burnell
Title:	President and Chief Executive Officer

Interpace Biosciences, Inc.

By:	/s/ Thomas W. Burnell
Name:	Thomas W. Burnell
Title:	President and Chief Executive Officer

List of Exhibits and Schedules

Exhibit or Schedule	Description
A	Form of Escrow Agreement
B	Form of Shared Services Agreement
C	Form of Bill of Sale and Assignment and Assumption Agreement
2.3.2	Shareholder Retained Assets
2.5(d)	Accrued Leave Obligations of Company Employees
3.1	Company Subsidiaries
3.4	Company Litigation and Claims
3.7.2	Company Backlog
3.10	Company Plans and Exceptions Regarding Company Plans
3.14.1	Client Contracts Requiring Consent to Assignment
3.15	Commercial Software
3.16	Insurance Contracts

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